Filed Pursuant to Rule 424(b) (3)

Registration No. 333-178786-01

SUPPLEMENT NO. 1 DATED SEPTEMBER 4, 2014

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”), dated June 27, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	The status of the offering of limited liability company interests, or the shares, of the Company;

(2)	The acquisition of the Sunny Mountain Portfolio in Boulder, Colorado, Broomfield, Colorado and surrounding areas;

(3)	The commencement of distributions to our investors; and

(4)	Certain other modifications and amendments to our prospectus.

Status of Our Public Offering

We commenced our initial public offering of $1,500,000,000 in shares on April 25, 2014. Of these shares, we are offering $1,250,000,000 in shares in a primary offering and $250,000,000 in shares pursuant to our distribution reinvestment plan. As of August 31, 2014, we had accepted investors’ subscriptions for and issued 336,002.30 shares in the offering, resulting in our receipt of gross proceeds of $3,340,800.

Acquisition of Sunny Mountain Portfolio

On August 28, 2014, the Company, through a wholly-owned subsidiary, entered into an agreement to acquire a company owning a portfolio of commercial and residential solar photovoltaic systems comprising approximately 860 kilowatts of generation capacity (the “Sunny Mountain Portfolio”) for a maximum purchase price of $880,000 plus closing costs. Subject to the satisfaction of certain closing conditions, the Company will fund the entire purchase price into escrow to be released in accordance with the terms of the agreement. The Company will receive the economic benefits of ownership effective as of September 1, 2014. The Company has the right to return specified solar photovoltaic systems to the sellers if certain conditions (which includes minor repair of certain facilities and completion of specified inspections) are not met by December 1, 2014 with a corresponding reduction in the overall purchase price.

We financed the purchase of the Sunny Mountain Portfolio using net proceeds from our public offering of shares of the Company.

The Sunny Mountain Portfolio consists of ground and roof mount solar systems of approximately 860 kilowatts (kW) of generation capacity comprised of 9 commercial solar PV systems and 12 residential solar PV systems located in Boulder, Broomfield, Denver and surrounding areas in Colorado. The Sunny Mountain Portfolio was constructed over a two and a half (2.5) year period beginning in 2009 by Lighthouse Solar LLC, a Colorado based regional Solar Developer and Engineering Procurement and Construction (EPC) firm. The Sunny Mountain Portfolio is owned by an affiliate of the developer, Lighthouse Finance LLC.

In aggregate, approximately 1,090,000 kWh are expected to be generated in 2015. We expect that the Sunny Mountain Portfolio will produce two streams of revenue:

a)	Sale of Electricity - Revenue is realized through the sale of electricity measured in kilowatt hours (kWh). The average price of electricity sold is based upon rates contained in each of the Power Purchase Agreements (PPA) which is approximately $0.07 per kWh in 2015.

b)	Sale of Solar Renewable Energy Certificates (SORECs) to the local utility, Xcel Energy. Revenue is realized through the sale of SORECs to Xcel Energy based on the output of each system measured in Megawatt hours (MWh). One MWh is equal to 1,000 kWh. The price at which SORECs are sold is based upon rates contained in the SOREC Agreement associated with the individual systems and range from a low of $25 per megawatt hour (MWh) to a high of $115 per MWh. Over the life of the Sunny Mountain Portfolio, revenue from the sale of SORECs to Xcel is expected to represent approximately 60% of all revenue.

All of the Power Purchase Agreements and SORECs together have an average remaining life of 16 years. Over 80% of the revenue of the Sunny Mountain Portfolio is expected to be generated from the sale of electricity and SORECs to a Public Utility (Xcel Energy), Municipalities (Broomfield and Boulder) and the University of Colorado, each of which is currently rated Investment Grade by Moody’s Investors Service. The remainder, less than 20%, is expected to be derived from commercial and residential customers.

The initial yield of approximately 12% is equal to the asset’s net cash flow divided by the purchase price of the asset, expressed as a percentage. The asset’s first year of net cash flow is equal to electricity revenue net of operating expenses and debt service payments. Electricity revenue is equal to the forecast first year’s electricity production multiplied by the contracted electricity rate plus the contracted price of renewable energy credits, to the extent applicable. Operating expenses are based on first year contracted expenses. The initial yield does not factor in expenses incurred, or closing costs involved, in the acquisition of the asset. The initial yield is not a measure of the fund’s performance or the overall performance of the Sunny Mountain Portfolio and it is not necessarily indicative of distributions that the fund may provide to investors. The electricity generated from the Sunny Mountain Portfolio, and therefore the yield, may vary over time based on the variability of electricity production.

Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distributions” section beginning on page 18 of the prospectus, the “Distribution Policy” section on page 71 of the prospectus and the “Summary of Our LLC Agreement—Classes of Shares—Distributions” on page 126 of the Prospectus:

Our board of directors authorized cash distributions of $0.0016438 per share, per day, on each outstanding Class A, C and I shares commencing on the closing date of the Company’s first renewable energy or energy efficiency investment and ending on September 30, 2014. With the closing of the Sunny Mountain Portfolio, the initial distribution will initially be payable on October 1, 2014 to shareholders of record as of September 30, 2014. The table below reflects the annualized distribution rates for each share class assuming the share prices indicated.

UNIT CLASS	PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
CLASS A	$10.000	6.00%
CLASS C	$9.576	6.27%
CLASS I	$9.186	6.53%

Other Changes to Prospectus

Prospectus Cover Page

The second sentence under footnote (1) on the cover page of the Prospectus that states “Dealer manager fees are payable by an investor at the time it subscribes for shares and are not borne by the company.” is deleted in its entirety.

Prospectus Summary

The following information supersedes and replaces in its entirety the first paragraph under the section “Prospectus Summary—About Greenbacker Capital Management” beginning on page 5 of the Prospectus:

“GCM manages our investments. GCM is a newly formed management company. GCM is led by its Chief Executive Officer, David Sher, who has five years of experience in the energy infrastructure and project finance sector and 23 years of experience in the financial services sector, its Chief Investment Officer and Senior Managing Director, Charles Wheeler (Mr. Wheeler also serves as our President and board of directors’ member, as well as President, CEO and as a director of GREC), who has 20 years of experience in the energy infrastructure and project finance sector and 25 years of experience in the financial services sector, its Chief Financial Officer, Richard Butt, who has six years of experience in the energy infrastructure and project finance sector and over 30 years of experience in the financial services sector, its General Counsel, Robert Lawsky, who has eight years of experience in the energy infrastructure and project finance sector and eight years of experience in the financial services sector, and its Managing Directors, Robert Sher and Spencer Mash, who each have four years of experience in the energy infrastructure and project finance sector. Robert Sher is the brother of David Sher.”

The following information supersedes and replaces in its entirety the second paragraph under the section “Prospectus Summary—A Global Energy Partner” on page 6 of the Prospectus, the second paragraph under the section “Business—A Global Energy Partner” beginning on page 78 of the Prospectus and the second paragraph under the section “Management—A Global Energy Partner” beginning on page 100 of the Prospectus:

“GGIC is managed by Franklin Park Holdings (“FPH”), a firm that focuses on investments in the global power and utilities sector and has developed, invested in and managed power and utility projects in the United States, Asia and Latin America. Between 2007 and 2012 FPH was responsible for developing, implementing and managing the businesses of GGIC. FPH owns an interest in the operating assets of GGIC, including an investment in our advisor, GCM. In addition to their experience with GGIC, FPH’s management team, Thomas Tribone, Sonny Lulla and Robert Venerus are former Senior Executives of The AES Corporation, a Fortune 200 power company. Thomas Tribone and Sonny Lulla serve on GCM’s investment committee.”

The second sentence under the sections “Prospectus Summary—Classes of Shares—Class A Shares”, “Prospectus Summary—Classes of Shares—Class C Shares”, and “Prospectus Summary—Classes of Shares—Class I Shares” beginning on page 6 of the Prospectus that states “Selling commissions and dealer manager fees are payable by investors with respect to their shares purchased, at the time of investment”, and all similar discussions appearing throughout the Prospectus, are hereby deleted in their entirety.

The following information supersedes and replaces in its entirety the first paragraph under the section “Prospectus Summary—Distribution Reinvestment Plan” beginning on page 18 of the Prospectus:

“Pursuant to our distribution reinvestment plan, you may elect to have the distributions you receive from us reinvested in additional shares. Shares under our distribution reinvestment plan are offered at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. No selling commissions or dealer manager fees will be paid on shares sold under our distribution reinvestment plan.”

Business

The following information supersedes and replaces in its entirety the first paragraph under the section “Business—Our Advisor” on page 77 of the Prospectus:

“GCM manages our investments. GCM has a fiduciary responsibility to us pursuant to the advisory agreement. GCM is a newly formed management company. GCM is led by its Chief Executive Officer, David Sher,

who has five years of experience in the energy infrastructure and project finance sector and 23 years of experience in the financial services sector, its Chief Investment Officer and Senior Managing Director, Charles Wheeler (Mr. Wheeler also serves as our President and a member of our board of directors, as well as President, CEO and as a director of GREC), who has 20 years of experience in the energy infrastructure and project finance sector and 25 years of experience in the financial services sector, its Chief Financial Officer, Richard Butt, who has six years of experience in the energy infrastructure and project finance sector and over 30 years of experience in the financial services sector, its General Counsel, Robert Lawsky, who has eight years of experience in the energy infrastructure and project finance sector and eight years of experience in the financial services sector, and its Managing Directors, Robert Sher and Spencer Mash, who each have four years of experience in the energy infrastructure and project finance sector. Robert Sher is the brother of David Sher.”

The following information supersedes and replaces in its entirety the section “Business—Competitive Strengths—Significant Experience of GCM” on page 79 of the Prospectus:

“The senior management team of our advisor, GCM, has a long track record and broad experience in acquiring, operating and managing income-generating renewable energy and energy efficiency projects and other energy-related businesses as well as financing the construction and/or operation of these projects and businesses. Among other transactions, members of GCM’s senior management team have been involved in the following transactions: the financing of solar projects comprising over 75 megawatts of rated capacity in New Jersey, Florida, Pennsylvania and Ontario including 1.5 megawatts in Medford Township, NJ, 335kw in Gainesville, FL, 10 megawatts in White Township, NJ, 20 megawatts in Tinton Falls, NJ, 38 megawatts in Pemberton, NJ, and a 10 megawatts MicroFIT in Ontario, Canada; a transaction to acquire a wind developer based in Texas; the development of four wind and two solar greenfield projects to various stages of development; the purchase and subsequent management of a large portfolio of distributed solar assets located in California; the preparation of investment analysis for a 100 megawatt biomass facility in Texas; the acquisition of a land fill gas business based in Rhode Island; and review of various finance proposals to purchase Utility Scale Wind projects (400 megawatts) in Valencia and Catalunya, Spain.”

Distribution Reinvestment Plan

The following information supersedes and replaces in its entirety the first paragraph under the section “Distribution Reinvestment Plan” on page 123 of the Prospectus:

“We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions from us reinvested in additional shares. The following discussion summarizes the principal terms of this plan. The primary purpose of the distribution reinvestment plan is to provide interested investors with an economical and convenient method of increasing their investment in the shares by investing cash distributions in additional shares at the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. To the extent shares are purchased from us under the distribution reinvestment plan, we will receive additional funds for acquisitions and general purposes including the repurchase of shares.”

The following information supersedes and replaces in its entirety the fifth paragraph under the section “Distribution Reinvestment Plan” on page 123 of the Prospectus:

“Stock Purchases. Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions. Shares under our distribution reinvestment plan are offered at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares offered pursuant to this prospectus.”

Summary of Our LLC Agreement

The following information supersedes and replaces in its entirety the second paragraph under the section “Summary of Our LLC Agreement—Transfer of Our Shares” on page 129 of the Prospectus:

“Limited Repurchase of our Shares. We have a share repurchase program. Pursuant to our share repurchase program, beginning March 31, 2015, we intend to conduct quarterly share repurchases on up to approximately 5% of our weighted average number of outstanding shares in any 12-month period to allow our members to sell all or a portion of your shares back to us at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. This right is subject to the availability of funds and the other provisions of the share repurchase program. See “Share Repurchase Program.” In addition, our directors, officers and affiliates may not redeem any such shares until we have raised $100,000,000 in offering proceeds in our primary offering. GCM will not offer its shares for repurchase as long as GCM remains our advisor.”

Share Repurchase Program

The following information supersedes and replaces in its entirety the second paragraph under the section “Share Repurchase Program” on page 152 of the Prospectus:

“Beginning March 31, 2015, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly share repurchases, on up to approximately 5% of our weighted average number of outstanding shares in any 12-month period to allow our members to sell their shares back to us at a price equal to the then current offering price less the selling commissions and dealer manager fees associated with that class of shares. Our share repurchase program will include numerous restrictions that limit your ability to sell your shares.”